Mail Stop 3561

March 15, 2010

Mr. Patrick Carr
Chief Executive Officer
Diatect International Corporation
875 South Industrial Parkway
Heber City, Utah 84032

      Re: **Diatect International Corporation**

             Form 10-K for the year ended December 31, 2008
             Filed May 18, 2009
             File No. 0-10147

             Form 10-KSB for the year ended December 31, 2007
             Filed on March 19, 2008
             File No. 0-10147

Dear Mr. Carr:

We have completed our review of your Form 10-K and Form 10-KSB noted above and do not, at this time, have any further comments.

                         Sincerely,

                         Linda Cvrkel
                         Branch Chief